

January 11, 2022

**<u>Via Federal Express</u>**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:*    ***Cboe Exchange, Inc.***
         ***Form 1 Amendment***

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, F, & M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

*Kyle Murray*

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 10:00am on 01/11/22

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibits C, F, & M

## **Attachment**

*Summary of changes made to Exhibit C:*

- Deborah Koopman was removed as an Officer from Cboe Bats, LLC

*Summary of changes made to Exhibit F:*

- See Exhibit F cover page for additional details

*Summary of changes made to Exhibit M:*

- Membership Approval – Elequin Securities LLC has been approved

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>**01/11/22** | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    22000606

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                          (913) 815-7119
    (Telephone)                             (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Kyle Murray        VP, Associate General Counsel,  Cboe Exchange, Inc.   (913) 815-7121
    (Name)                       (Title)                    (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:   __X__ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized:  General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        01/11/22                           Cboe Exchange, Inc.
        (MM/DD/YY)                              (Name of Applicant)

By: *Kyle Murray*  [signature executed at 10:00am on 01/11/22]      Kyle Murray, VP, Associate General Counsel
    (Signature)                                 (Printed Name and Title)
Subscribed and sworn before me this  see header  day of see header , __see header___  by __see header_
                                                          (Month)        (Year)         (Notary Public)
My Commission expires ___see header_____  County of __see header____  State of see header_____

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## Exhibit C

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized.  Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions.  Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:**   Please see below responses for the following entities:

A.    **Bats Global Markets Holdings, Inc.**

1. *Name*:  Bats Global Markets Holdings, Inc.
   *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*:  Cboe Bats, LLC owns 100%
   of the membership interests of Bats Global Markets Holdings, Inc.  Bats Global
   Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*:  Bats Global Markets Holdings, Inc. is
   an intermediate holding company.

6. *Copy of constitution*:  Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Vice President and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

### B.    Direct Edge LLC

1.    *Name*:  Direct Edge LLC
      *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014.  Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.    *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.    *Brief description of business or functions:*  Direct Edge LLC is an intermediate holding company.  Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.    *Copy of constitution*:  Not applicable.

7.    Copy of articles of incorporation or association and amendments:  No changes.

8.    Copy of existing by-laws or corresponding rules or instruments:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**C.**     **Cboe BZX Exchange, Inc.**

1.     *Name*:  Cboe BZX Exchange, Inc.
        *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on November 1, 2007.

4.     *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.     *Brief description of business or functions*:  Cboe BZX Exchange, Inc. operates as
        a registered national securities exchange pursuant to Section 6 of the Act.

6.     *Copy of constitution*: Not applicable.

7.     Copy of articles of incorporation or association and amendments:   No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Jen Browning (VP, Chief Human Resources Officer)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Brittany Carter (VP, Financial Planning and Analysis)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (EVP, Head of Data and Access Solutions))
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**D.**     <u>**Cboe BYX Exchange, Inc.**</u>

1.      *Name*:  Cboe BYX Exchange, Inc.
        *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*: Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on July 31, 2009.

4.      *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.      *Brief description of business or functions*:  Cboe BYX Exchange, Inc. operates as
        a registered national securities exchange pursuant to Section 6 of the Act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments:*  No changes.

8.      *Copy of existing by-laws*: No changes.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers
        - David Roscoe
        - Scott Wagner

        <u>Current Officers</u>
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Jen Browning (VP, Chief Human Resources Officer)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Brittany Carter (VP, Financial Planning and Analysis)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (EVP, Head of Data and Access Solutions))
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

**E.      Cboe EDGA Exchange, Inc.**

1.      *Name*:  Cboe EDGA Exchange, Inc.
        *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*:  Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.      *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.      *Brief description of business or functions:*  Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments:*  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Bruce Andrews
        • Kevin Murphy
        • Jill Sommers
        • David Roscoe
        • Scott Wagner

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (SVP, Chief Compliance Officer)
        • Jen Browning (VP, Chief Human Resources Officer)
        • Kevin Carrai (VP, Market Data and Access Services)
        • Brittany Carter (VP, Financial Planning and Analysis)
        • Cole Chmielewski (Vice President, Operations)
        • Catherine Clay (EVP, Head of Data and Access Solutions))
        • Gary Compton (VP, Communications)
        • Jeff Connell (VP, Deputy Chief Regulatory Officer)
        • Brent Coonrod (VP, Software Engineering)
        • Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**F.**     **Cboe EDGX Exchange, Inc.**

1.     *Name*:  Cboe EDGX Exchange, Inc.
        *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*:  Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.     *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.     *Brief description of business or functions:*  Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments:* No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Jen Browning (VP, Chief Human Resources Officer)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Brittany Carter (VP, Financial Planning and Analysis)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (EVP, Head of Data and Access Solutions))
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive  Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## G.    Cboe C2 Exchange, Inc.

1.    *Name*: Cboe C2 Exchange, Inc.
      *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
      2009.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
      national securities exchange.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Kevin Murphy
      - Jill Sommers
      - David Roscoe
      - Scott Wagner

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Jen Browning (VP, Chief Human Resources Officer)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Brittany Carter (VP, Financial Planning and Analysis)
      - Cole Chmielewski (Vice President, Operations)
      - Catherine Clay (EVP, Head of Data and Access Solutions))
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**H.    Cboe Trading, Inc.**

1.    *Name*:  Cboe Trading, Inc.
      *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on June 16, 2005.

4.    *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
      owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.    *Brief description of business or functions*:  Cboe Trading, Inc. is a broker-dealer
      registered as such with the Securities and Exchange Commission and a member of
      the Financial Industry Regulatory Authority and other self-regulatory
      organizations.  Cboe Trading, Inc. provides routing of orders from the Exchange
      Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
      Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
      automated trading systems, electronic communication networks or other broker-
      dealers.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Chris Isaacson
      • Brian Schell

      Current Officers
      • Bryan Upp (Chief Compliance Officer)
      • Troy Yeazel (President)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (Treasurer, FINOP)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**I.** **Omicron Acquisition Corp.**

1. *Name*:  Omicron Acquisition Corp.
   *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
   wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
   Exchange.

5. *Brief description of business or functions*:  Omicron Acquisition Corp. is an
   intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**J.**     **Cboe FX Holdings, LLC**

1.      *Name*:  Cboe FX Holdings, LLC
        *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation:*  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### K.  Cboe FX Markets, LLC

1.  *Name*:  Cboe FX Markets, LLC
    *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.  *Form of organization*: Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.  *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.  *Brief description of business or functions*:  Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - None

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Eric Crampton (SVP, CTO)
    - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
    - James Enstrom (SVP, Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
    - Jill Griebenow (SVP & Chief Accounting Officer)
    - Allen Wilkinson (VP and Controller)
    - Greg Hoogasian (SVP, Chief Regulatory Officer)
    - Chris Isaacson (EVP)
    - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
    - Andrew Lowenthal (EVP, International Expansion and Business Development)
    - Brian Schell (EVP, CFO and Treasurer)
    - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)

- Jonathan Weinberg (Vice President, Head of FX)
- Vivian Yiu (VP, FX Chief Operating Officer)

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**L.      Cboe FX Services, LLC**

1.      *Name*:  Cboe FX Services, LLC
         *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:   No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Barry Calder (Head of Liquidity & Client Services)
        • Jill Griebenow (Vice President)
        • Chris Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.     Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

**M.** **Cboe FX Europe Limited**

1. *Name*: Cboe FX Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**N.      Cboe FX Asia Pte. Limited**

1.      *Name*:  Cboe FX Asia Pte. Limited
        *Address*:  Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited  is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6.      *Copy of constitution*: No changes.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Ng Lip Chih (Singapore Nominee)

        Current Officers
        • Ed Tilly (President)
        • Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
        • Tan Zhe Lei, Secretary (Allen & Gledhill)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**O.**     **Cboe Europe Limited**

1.     *Name*:  Cboe Europe Limited
       *Address*:  5<sup>th</sup> Floor, The Monument Building, London, EC3R 8AF, United
       Kingdom

2.     *Form of organization*: Private Company Limited by Shares.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in England and Wales under the Companies Act 1985 on March 28,
       2008.

4.     *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
       wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
       Exchange.

5.     *Brief description of business or functions*:  Cboe Europe Limited is recognized as
       a Recognized Investment Exchange in the United Kingdom under the Financial
       Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
       European equity securities.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Richard Balarkas
       - Eleanor Beasley
       - Angelo Evangelou
       - Rebecca Fuller
       - Ted Hood
       - Dave Howson (Executive Director)
       - Catherine Langlais
       - David Lawton
       - Irina Sonich-Bright
       - Natan Tiefenbrun
       - Kristian West

       Current Officers
       - Dave Howson (Chief Executive Officer)
       - Antonio Amelia (Secretary)
       - Jerry Avenell (Co-Head Sales)

- Alex Dalley (Co-Head Sales)
- Nick Dutton (Chief Regulatory Officer)
- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (CFO)
- Karl Spielmann (Chief Legal Officer)
- Natan Tiefenbrun (Head of Equities)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.      **Cboe Chi-X Europe Limited**

1.      *Name*: Cboe Chi-X Europe Limited
        *Address*: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4.      *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5.      *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*: No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Dave Howson

        Current Officers
        • Dave Howson (Chief Executive Officer)
        • Antonio Amelia (Secretary)
        • Stephanie Renner (Chief Financial Officer)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Q.     Cboe SEF, LLC**

1.     *Name*:  Cboe SEF, LLC
       *Address*:  17 State Street, 31st Floor, New York, NY 10004

2.     *Form of organization*: Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.     *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.     *Brief description of business or functions*:  Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Senior Vice President and Chief Compliance Officer)
       • Jennifer Browning (Vice President, Chief Human Resources Officer)
       • Brittany Carter (VP, Financial Planning and Analysis)
       • Gary Compton (Vice President, Communications)
       • Eric Crampton (SVP, CTO)
       • John Deters (EVP, Chief Strategy Officer)
       • James Enstrom (Senior Vice President & Chief Audit Executive)
       • Angelo Evangelou (SVP, Chief Policy Officer)
       • Stacie Fleming (SVP, Marketing and Communications)
       • Todd Furney (VP, and Chief Risk Officer)
       • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
       • Jill Griebenow (SVP & Chief Accounting Officer)
       • Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
       • Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
       • Chris Isaacson (Executive Vice President & COO)
       • Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Current Directors
- Chris Isaacson (Chairman of the Board)
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.       **Cboe Worldwide Holdings Limited**

1.      *Name*:  Cboe Worldwide Holdings Limited
        *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales under the Companies Act 2006 on November
        9, 2016.

4.      *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings
        Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of
        the Exchange.

5.      *Brief description of business or functions*:  Cboe Worldwide Holdings Limited is
        an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong
        Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Dave Howson

        Current Officers
        • Antonio Amelia (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**S.** **Cboe Global Markets, Inc.**

1. *Name*: Cboe Global Markets, Inc.
   *Address*: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments:*  No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Eric Crampton (EVP, Chief Technical Officer)
   - John Deters (EVP, Chief Strategy Officer)

- Jill Griebenow (SVP & Chief Accounting Officer)
- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
- 
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

<u>ATS Oversight Committee</u>
- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**T.** **Cboe Futures Exchange, LLC**

1. *Name*: Cboe Futures Exchange, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Chief Human Resources Officer)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)

- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**U.** **Cboe Building Corporation**

1. *Name*: Cboe Building Corporation
   *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*:  Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
   1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global
   Markets, Inc.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## V.    Cboe, LLC

1.    *Name*: Cboe, LLC
      *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      August 22, 2001.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Cboe, LLC is a limited liability
      company member of OneChicago, LLC.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Catherine Clay (Vice President)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**W.    Cboe III, LLC**

1.    *Name*: Cboe III, LLC
      *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 2, 2014.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Holding company for investment in
      Tradelegs, LLC.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • John Deters
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • John Deters (Vice President)
      • Jill Griebenow (Vice President)
      • Chris Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)
      • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

X.    **Cboe Bats, LLC**

1.    *Name*: Cboe Bats, LLC
      *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      September 25, 2016.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions*: Holding company.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell
      - Chris Isaacson

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Jen Browning (VP, Head of Human Resources)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (VP, Operations)
      - Bo Chung (SVP, Global Sales and Index Licensing)
      - Catherine Clay (EVP, Head of Data and Access Solutions)
      - Gary Compton (VP, Corporate Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (Vice President, Software Engineering)
      - Eric Crampton (SVP, CTO)
      - Arianne Criqui (SVP, Head of Options and Business Development)
      - Gina DeRaimo (VP, Cboe Derivatives Institute)
      - John Deters (EVP, Chief Strategy Officer)
      - Laura Dickman (VP, Associate General Counsel)
      - Geralyn Endo (VP, Global DnA Client Engagement)

- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)
- Stacie Fleming (SVP, Marketing and Communications)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Brett Johnson (VP, Software Engineering)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Laura Morrison (SVP, Global Head of Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.     **Cboe Livevol, LLC**

1.     *Name*: Cboe Livevol, LLC
       *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 29, 2015.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe Livevol, LLC provides equity
       and index options technology for professional and retail traders, which includes
       options strategy backtesting, trade analysis and volatility modeling technologies
       and historical data.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       •   Andrew Lowenthal
       •   John Deters
       •   Catherine Clay

       Current Officers
       •   Ed Tilly (President and Chief Executive Officer)
       •   Alexandra Albright (Chief Compliance Officer)
       •   Brent Coonrod (Vice President)
       •   Catherine Clay (Vice President)
       •   Eric Crampton (Vice President)
       •   John Deters (Vice President)
       •   James Enstrom (Vice President, Chief Audit Executive)
       •   Todd Furney (Chief Risk Officer)
       •   Jennifer Golding (Vice President)
       •   Jill Griebenow (Vice President)
       •   Chris Isaacson (Vice President)
       •   Andrew Lowenthal (Vice President)
       •   Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)


10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Z.**    **Cboe UK Limited**

1.    *Name*: Cboe UK Limited
      *Address*:  5ᵗʰ Floor, The Monument Building, London, EC3R 8AF, United
      Kingdom

2.    *Form of organization*:  Private Limited Company.

3.    *Name of state, statute under which organized and date of incorporation*:  England
      and Wales, Companies Act 2006, March 10, 2016.

4.    *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Marketing and business development
      services.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Dave Howson

      Current Officers
      • None

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**AA.** **Cboe Vest, LLC**

1. *Name*: Cboe Vest, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity
   investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**BB.** **Loan Markets, LLC**

1. *Name*: Loan Markets, LLC
   *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 11, 2015.

4. *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in
   American Financial Exchange, LLC.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*:  No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**CC.**     **Cboe Data Services, LLC**

1.      *Name*: Cboe Data Services, LLC
         *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*:  Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation*:
         Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
         February 21, 2006.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
         Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* Cboe Data Services, LLC sells market
         data.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         - Ed Tilly
         - Brian Schell

         Current Officers
         - Ed Tilly (President and Chief Executive Officer)
         - Alexandra Albright (Chief Compliance Officer)
         - Kevin Carrai (Vice President)
         - Catherine Clay (Vice President)
         - Eric Crampton (Vice President)
         - James Enstrom (Chief Audit Executive)
         - Todd Furney (Chief Risk Officer)
         - Jennifer Golding (Vice President)
         - Jill Griebenow (Vice President)
         - Chris Isaacson (Vice President)
         - Andrew Lowenthal (Vice President)
         - Emily Mitchell (Vice President)
         - Brian Schell (Treasurer)
         - J. Patrick Sexton (Secretary)
         - Allen Wilkinson (VP and Controller)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**DD.**    **Signal Trading Systems, LLC**

1.    *Name*: Signal Trading Systems, LLC
      *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 13, 2010.

4.    *Brief description of nature and extent of affiliation*: Fifty percent (50%)
      subsidiary of Cboe Exchange, Inc.

5.    *Brief description of business or functions:*  Signal Trading Systems, LLC
      developed and markets a multi-asset front-end order entry system known as
      "Pulse".

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  Not applicable

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:  None

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**EE.**     **Cboe Vest Group, Inc.**

1.     *Name*: Cboe Vest Group, Inc.
       *Address*:  8300 Greensboro Drive, 8ᵗʰ Floor, McLean, VA 22102

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
       2015.

4.     *Brief description of nature and extent of affiliation*:  Majority-owned subsidiary of
       Cboe Vest, LLC.

5.     *Brief description of business or functions:* Through its subsidiaries, provides
       options-based investment advisory services.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • John Deters
       • Catherine Clay

       Current Officers
       • Jeffrey Chang (Chief Financial Officer)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable

### FF.    Cboe Hong Kong Limited

1.    *Name*: Cboe Hong Kong Limited
      *Address*: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2.    *Form of organization*: Private Company Limited by Shares.

3.    *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.    *Brief description of nature and extent of affiliation*:  Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.    *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Andy Lowenthal

      Current Officers
      - Consec Services Limited (Company Secretary)
      - Arianne Criqui (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## GG.    **Cboe Silexx, LLC**

1.   *Name*: Cboe Silexx, LLC
     *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     October 16, 2017.

4.   *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
     order execution management system business.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - John Deters
     - Brian Schell

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (Chief Compliance Officer)
     - Catherine Clay (Vice President)
     - Brent Coonrod (Vice President)
     - Eric Crampton (Vice President)
     - John Deters (Vice President)
     - James Enstrom (Chief Audit Executive)
     - Todd Furney (Chief Risk Officer)
     - Jennifer Golding (Vice President)
     - Jill Griebenow (Vice President)
     - Chris Isaacson (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**HH.  Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
   Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.     **CBOE Europe B.V.**

1.      *Name*: CBOE Europe B.V.
        *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.      *Form of organization*: Besloten Vennootschap (comparable with Private
        Company Limited)

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in the United Kingdom on August 1, 2018.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Europe Limited.  Cboe Europe Limited is wholly-owned by Cboe
        Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.      *Brief description of business or functions:* The business is very broad,
        encompassing the operation of a regulated market and an approved publication
        arrangement, and all other businesses that may be ancillary or useful for the above
        operations

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ade Cordell
        • Ruben Hilhorst
        • Dave Howson
        • Jenny Trahant


        Current Officers
        • Ade Cordell
        • Ruben Hilhorst (Head of Compliance)
        • Jenny Trahant (Director, Trade Desk)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**JJ.**     **Cboe Off-Exchange Services, LLC**

1.      *Name*: Cboe Off-Exchange Services, LLC
        *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*: Limited Liability Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        January 31, 2019.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited liability companies
        may be organized under the Act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • John Deters (Vice President)
        • Jill Griebenow (Vice President)
        • Chis Isaacson (Vice President)
        • Andrew Lowenthal (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**KK.** **Cboe Global Indices, LLC**

1.  *Name*: Cboe Global Indices, LLC
    *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell
    - Catherine Clay

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Vice President and Chief Compliance Officer)
    - Catherine Clay (Vice President)
    - Eric Crampton (Vice President)
    - James Enstrom (Vice President and Chief Audit Executive)
    - Todd Furney (Vice President and Chief Risk Officer)
    - Jennifer Golding (Vice President and Chief Litigation Officer)
    - Jill Griebenow (Vice President)
    - Rob Hocking (Vice President)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)
    - Allen Wilkinson (VP and Controller)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**LL.**    **Cboe Switzerland GmbH**

1.    *Name*: Cboe Switzerland GmbH
      *Address*: c/o Format A AG
      Pfingstweidstrasse 102b 8005 Zurich

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Switzerland under Article 777c and Article 633, November 18,
      2019.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Worldwide Holdings Limited.

5.    *Brief description of business or functions:* Operate an electronic trading platform
      for financial contracts and instruments as well as to provide services in this
      business are to Group affiliate.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Managers
      • Roman Sturzenegger
      • Jonathan Weinberg


10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**MM.** **Hanweck Associates, LLC**

1. *Name*: Hanweck Associates, LLC
   *Address*: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under provisions of the New York State Limited Liability Company
   Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
   acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act.

6. *Copy of constitution*:  No changes.

7. *Copy of articles of incorporation or association and amendments*:  Not
   applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Managers
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**NN.** **Hanweck Associates Pte. Ltd.**

1.  *Name*: Hanweck Associates Pte. Ltd.
    *Address*: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2.  *Form of organization*: Private Company Limited by Shares

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.  *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.  *Copy of constitution*: No changes.

7.  *Copy of articles of incorporation or association and amendments*: No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    *   Ng Lip Chih
    *   Ed Tilly

    Current Officers
    *   Ang Yee Koon Daphne
    *   Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## OO.  Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
   *Address*: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
   is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
   of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**PP.**    **Cboe Europe Indices B.V.**

1.    *Name*: Cboe Europe Indices B.V.
       *Address*: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2.    *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.    *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.    *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.    *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ade Cordell
       • Joe Green
       • Ruben Hilhorst
       • Dave Howson (Chairman)

       Current Officer
       • Ade Cordell
       • Joe Green
       • Ruben Hilhorst

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**QQ.    Cboe Canada Holdings, ULC**

1.    *Name*: Cboe Canada Holdings, ULC
       *Address*: Suite 2600, Three Bentall Centre
       595 Burrard Street, Vancouver BC V7X 1L3 Canada

2.    *Form of organization*: Unlimited Liability Corporation

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated under the Business Corporation Act on April 22, 2020.

4.    *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
       is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
       of Bats Global Markets Holdings.

5.    *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
       intermediate holding company.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officer
       • Ed Tilly (President and CEO)
       • John Deters (Vice President)
       • Jill Griebenow (Vice President)
       • Chris Isaacson (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)
       • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**RR.    European Central Counterparty N.V.**

1.      *Name*: European Central Counterparty N.V. (aka EuroCCP)
        *Address*: Strawinskylaan 1847, Tower I, Level 3
        1077 XX Amsterdam, Netherlands

2.      *Form of organization*: Limited Liability Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated per Amsterdam statutes on February 28[th], 2007.

4.      *Brief description of nature and extent of affiliation*: European Central
        Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
        an affiliate of the Exchange.

5.      *Brief description of business or functions:* The European Central Counterparty
        N.V. was formed to provide equities clearing and settlement services throughout
        Europe

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Supervisory Board
        • John Deters
        • Dave Howson (Chairman)
        • Stephanie Renner
        • Clotilde Bouchet (Independent)
        • Peter Bezemer (Independent)

        Management Board
        • Cecile Nagel
        • Arnoud Siegmann

        Current Officer
        • Cecile Nagel (CEO)
        • Arnoud Siegmann (Chief Risk Officer)
        • Tom Zydenbos (Chief Financial Officer)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**SS.**  **TriAct Canada Marketplace LP**

1.  *Name*: TriAct Canada Marketplace LP
    *Address*: 130 King Street West, Suite 1050
    Toronto, Ontario Canada

2.  *Form of organization*: Limited Partnership

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.  *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
    LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
    Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
    Holdings.

5.  *Brief description of business or functions:* The TriAct Canada Marketplace LP
    serves as an operational alternative trading system.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   None

    Current Officers
    *   Bryan Christopher Blake (CEO)
    *   Gregory Leonard Davies (CFO)
    *   David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**TT.** **MATCHNow GP ULC**

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   *Address:* 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   • Bryan Christopher Blake

   Current Officers
   • Bryan Christopher Blake (CEO)
   • Gregory Leonard Davies (CFO)
   • David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**UU.**     **Cboe Netherlands Services Company B.V**

1.     *Name*: Cboe Netherlands Services Company B.V.
   *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.     *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.     *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4.     *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.     *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officers

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## VV. <u>BIDS Holdings GP LLC</u>

1. *Name*: BIDS Holdings GP LLC
   *Address*: 1 Liberty Plaza, 165 Broadway, 23<sup>rd</sup> Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## WW.  BIDS Holdings LP

1.   *Name*: BIDS Holdings LP
     *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors

     Current Officers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX.    **BIDS Trading, LP**

1.    *Name*: BIDS Trading, LP
       *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.    *Form of organization*: Limited Partnership

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered in the state of Delaware on June 14, 2006.

4.    *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a
       subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe
       Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized to develop a
       securities trading platform and other products that will enhance the range of
       services available to the limited partners of the Limited Partner and their
       respective clients and enhance efficiencies for and reduce the costs of such
       services.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**YY.**   **BIDS Global Services, LLC**

1.   *Name*: BIDS Global Services, LLC
    *Address*: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
    Incorporated and registered in the state of Delaware on September 20, 2016.

4.   *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is
    a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which limited liability companies
    may be organized under the Act.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers

10.  *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## ZZ.    BIDS Trading Technologies, Ltd.

1.    *Name*: BIDS Trading Technologies, Ltd.
       *Address*: 101 Park Avenue, New York, NY 10178

2.    *Form of organization*: Private Company Limited by Shares

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered under the Business Corporations Act in British
       Columbia Canada on September 2, 2009.

4.    *Brief description of nature and extent of affiliation*: BIDS Trading Technologies,
       Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which private companies may be
       organized under the act.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Sik Ngai (President & Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

**AAA.  BIDS Trading Limited**

1.  *Name*: BIDS Trading Limited
    *Address*: St. James's Square, Suite 1, 3^rd^ Floor 11-12, London, SW1Y 4LB, United Kingdom

2.  *Form of organization*: Private Company Limited by Shares

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4.  *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Simon Monson

    Current Officers
    - Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**BBB.** **Cboe Data and Access Solutions China, LLC**

1. *Name*: Cboe Data and Access Solutions China, LLC
   *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
   formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**CCC.  Cboe Fixed Income Markets, LLC**

1.  *Name*: Cboe Fixed Income Markets, LLC
    *Address*: 1209 Orange Street, Wilmington, Delaware 19801

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on May 25, 2021.

4.  *Brief description of nature and extent of affiliation*: Cboe Data Services was
    formed as a subsidiary of Bats Global Markets Holdings, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers
    - Jonathan Weinberg (President)
    - J. Patrick Sexton (Secretary)
    - Vivian You (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**DDD.** <u>**Chi-X Holdings Limited**</u>

1.  *Name*: Chi-X Holdings Limited
    *Address*: 5705, 57<sup>th</sup> Floor, The Center, 99 Queen's Road Central, Hong Kong

2.  *Form of organization*: Limited Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4.  *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - David Howson (Chair)
    - Christopher Andrew Isaacson
    - John Frederick Deters

    <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**EEE.  <u>Chi-X Asia Pacific Holdings Limited</u>**

1.  *Name*: Chi-X Asia Pacific Holdings Limited
    *Address*: 5705, 57<sup>th</sup> Floor, The Center, 99 Queen's Road Central, Hong Kong

2.  *Form of organization*: Limited Company

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4.  *Brief description of nature and extent of affiliation*: Chi-X Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - David Howson (Chair & CEO)
    - Christopher Andrew Isaacson
    - John Frederick Deters

    <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**FFF.   <u>Chi-X Global Technology (Hong Kong) Limited</u>**

1.       *Name*: Chi-X Global Technology (Hong Kong) Limited
         *Address*: 5705, 57<sup>th</sup> Floor, The Center, 99 Queen's Road Central, Hong Kong

2.       *Form of organization*: Limited Company

3.       *Name of state, statute under which organized and date of incorporation*:
         Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
         Laws of Hong Kong) on September 14, 2016.

4.       *Brief description of nature and extent of affiliation*: Chi-X Global Technology
         (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5.       *Brief description of business or functions:* The Company is organized for the
         purpose of engaging in any lawful activity for which private companies may be
         organized under the act.

6.       *Copy of constitution*:  Not applicable.

7.       *Copy of articles of incorporation or association and amendments*:  No change.

8.       *Copy of existing by-laws*: Not applicable.

9.       *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         <u>Current Directors</u>
         • Christopher Andrew Isaacson
         • John Frederick Deters

         <u>Current Officers</u>

10.      *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

**GGG. <u>Chi-X Australia Pty Ltd</u>**

1.  *Name*: Chi-X Australia Pty Ltd
    *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.  *Form of organization*: Limited Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in New South Wales under the Corporations Act 2001on February 7,
    2008.

4.  *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was
    acquired by Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No change.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    *   David Howson
    *   Christopher Andrew Isaacson
    *   John Frederick Deters
    *   David Morgan (JCF)
    *   David Trude (independent)
    *   Vic Jokovic (CXA CEO)

    <u>Current Officers</u>
    *   Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**HHH.  <u>Middlebury Holdings Pty Ltd</u>**

1. *Name*: Middlebury holdings Pty Ltd
   *Address*: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   <u>Current Officers</u>
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**III.** <u>**Chi-X Japan Limited**</u>

1. *Name*: Chi-X Japan Limited
   *Address*: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Chi-X Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**JJJ.    Chi-X Japan Services Limited**

1.    *Name*: Chi-X Japan Services Limited
      *Address*: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2.    *Form of organization*: Limited Company

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Japan on March 17, 2009.

4.    *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited
      was acquired by Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No change.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - David Howson
      - Toru Irokawa (CXJ CEO / Representative Director)

      Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**KKK.** **Chi-X Global Technology (Philippines) Inc.**

1.　　*Name*: Chi-X Global Technology (Philippines) Inc.
　　　*Address*: 10ᵗʰ Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2.　　*Form of organization*: Corporation

3.　　*Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4.　　*Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5.　　*Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6.　　*Copy of constitution*: Not applicable.

7.　　*Copy of articles of incorporation or association and amendments*: No change.

8.　　*Copy of existing by-laws*: Not applicable.

9.　　*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

　　　Current Directors
- Eric Crampton (Chair)
- Troy Yeazel
- Timothy Lipscomb
- Mario Domingo (President / CTO)
- Maria Aldeguer (CAO)

　　　Current Officers
- Elaine Reyes-Rodolfo, Company Secretary
- Francis Nacpil, Treasurer

10.　　*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**LLL.  <u>Cboe Digital Holdings, Inc.</u>**

1. *Name*: Cboe Digital Holdings, Inc.
   *Address*: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: : Cboe Digital Holdings, Inc.
   is wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Chris Isaacson


   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Chris Isaacson (Vice President)


10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**MMM.**     **Cboe ETF.com, Inc.**

1.     *Name*:  Cboe ETF.com, Inc.
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on March 28, 2016.

4.     *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is
       wholly-owned by Bats Global Markets Holdings, Inc., which is also the
       Exchange's 100% owner.

5.     *Brief description of business or functions*:  Cboe ETF.com, Inc. is a media
       company providing ETF data, news and analysis.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  Not applicable

8.     *Copy of existing by-laws*:  Not applicable

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:  None

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc.
       is no longer associated with the Exchange.

### NNN.  <u>IndexPubs S.A.</u>

1. *Name*:  IndexPubs S.A.
   *Address*:  Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  Not applicable.

8. *Copy of existing by-laws*:  Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:  None

*Indication of whether such business or organization ceased to be associated with  the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with the Exchange.

**OOO.  <u>Cboe Europe Indices Limited</u>**

1.  *Name*: Cboe Europe Indices Limited
    *Address*: 5<sup>th</sup> Floor, The Monument Building
    11 Monument Street, London EC3R 8AF, United Kingdom

2.  *Form of organization*: Private Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in England and Wales under the Companies Act 1985 on July 17,
    2019.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Worldwide Holdings Limited.

5.  *Brief description of business or functions:* Cboe Europe Indices Limited has
    applied with the FCA to operate as a Benchmark administrator in the UK and
    Europe.  Once approved, the company intends to transfer the existing European
    benchmark administrator business from Cboe Europe Limited (which is current an
    authorized benchmark administrator) to Cboe Europe Indices Limited.  It also
    intends to apply to the FCA to endorse Cboe global indices in accordance with the
    EU benchmark regulation.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  Not
    applicable.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:  None

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: As of October 5, 2021 Cboe Europe Indices
    Limited is no longer associated with the Exchange.

<u>**Exhibit F**</u>

**Exhibit Request:**

A complete set of all forms pertaining to:

1.      Application for membership, participation or subscription to the entity,

2.      Application for approval as a person associated with a member, participant or subscriber of the entity, and

3.      Any other similar materials.

**Response:**

Attached please find the following documents which have recently been added or updated:

1.      Member/TPH Modification Form: removed page 4 – Account Administrator Information – to publish as separate files.

2.      Account Administrator Request Form – original document

# Member/TPH Modification Form

**MODIFICATION DOCUMENT** – This form is to be completed by a current Member and/or Trading Permit/Privilege Holder ("TPH") for the types of changes described below. Additional documentation may need to be submitted depending on the change. An executed version of this Form can be delivered via email to MembershipServices@cboe.com

## GENERAL INFORMATION

| Firm Name: | |
|---|---|
| CRD Number: | NFA Number: |

### CONTACT

| Name: | Email: |
|---|---|
| Title: | Phone: |

## CBOE EXCHANGE, INC. (CBOE (C1) OPTIONS)

### BUSINESS ACTIVITY(IES)

| ☐ Add ☐ Remove | **Floor Access:** ☐ Associated with Floor Broker ☐ Market Maker |
|---|---|

### ELECTRONIC ACCESS

| ☐ Add ☐ Remove | ☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm <br> ☐ Transact Business w/the Public ☐ Other-Specify: _____ <br> ☐ Clearing Firm: ☐ RTH and/or ☐ GTH |
|---|---|
| ☐ Add ☐ Remove | ☐ Electronic Execution ☐ Market Maker ☐ Proprietary Trading ☐ Order Service Firm <br> ☐ Transact Business w/the Public ☐ Other-Specify: _____ <br> ☐ Clearing Firm: ☐ RTH and/or ☐ GTH |

### RESPONSIBLE PERSON(S)

The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Cboe Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD. A Responsible Person for a Foreign TPH does not need to be U.S.-based but must be an individual registered in WebCRD.

| ☐ Add ☐ Remove | Name: | | CRD #: |
|---|---|---|---|
| | Title: | | NFA ID: |
| | Phone: | Email: | |
| ☐ Add ☐ Remove | Name: | | CRD #: |
| | Title: | | NFA ID: |
| | Phone: | Email: | |

## CBOE C2 EXCHANGE, INC. (C2 OPTIONS)

### BUSINESS CAPACITY(IES)

| ☐ Add ☐ Remove | ☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Market Maker <br> ☐ Transact Business w/the Public |
|---|---|

| | Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Market Maker |
|---|---|
| ☐ Add ☐ Remove | ☐ Transact Business w/the Public |

## RESPONSIBLE PERSON(S)

The Responsible Person must be a United States based officer, director or management-level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an C2 Individual Consent to Jurisdiction and hold the appropriate qualification examinations and registrations [e.g., TP (Series 24)] on WebCRD.

| | Name: | | CRD #: |
|---|---|---|---|
| ☐ Add | Title: | | NFA ID: |
| ☐ Remove | Phone: | Email: | |
| ☐ Add | Name: | | CRD #: |
| | Title: | | NFA ID: |
| ☐ Remove | Phone: | Email: | |

# CBOE FUTURES EXCHANGE, LLC (CFE)

## BUSINESS ACTIVITY(IES)

| | | | | |
|---|---|---|---|---|
| ☐ Add ☐ Remove | ☐ Proprietary Trading Firm | ☐ Brokerage Firm | ☐ Clearing Firm | ☐ Pool Manager |
| ☐ Add ☐ Remove | ☐ Proprietary Trading Firm | ☐ Brokerage Firm | ☐ Clearing Firm | ☐ Pool Manager |

## POOL MANAGER CHANGE

**Applicable to a Pooled Investment Vehicle** - Identify the Pool Manager(s) - operator(s), investment manager(s) or investment advisor(s) of the Pool requiring an update.

| | |
|---|---|
| ☐ Add ☐ Remove | Name: _____NFA #: _____ |
| ☐ Add ☐ Remove | Name: _____NFA #: _____ |

## CHANGE TO EXECUTIVE OFFICER(S)

Identify any changes to Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Compliance Officer, or any equivalent position. Each new officer must complete pages 9-12 of the Organization TPH Application.

| | | | |
|---|---|---|---|
| ☐ Add | Name: | CRD #: | NFA #: |
| | Title: | | |
| ☐ Remove | Phone: | Email: | |
| ☐ Add | Name: | CRD #: | NFA #: |
| | Title: | | |
| ☐ Remove | Phone: | Email: | |
| ☐ Add | Name: | CRD #: | NFA #: |
| | Title: | | |
| ☐ Remove | Phone: | Email: | |

| | | | |
|---|---|---|---|
| ☐ Add<br><br>☐ Remove | Name: | CRD #: | NFA #: |
| | Title: | | |
| | Phone: | Email: | |

## CLEARING CHANGE(S)

☐ BZX   ☐ BYX   ☐ EDGA   ☐ EDGX   ☐ BZX OPTIONS   ☐ EDGX OPTIONS   ☐ CBOE OPTIONS   ☐ C2   ☐ CFE

| MPID/EFID | CURRENT CLEARING # | CHANGE TO CLEARING # | NEW CLEARING GUARANTEE ON FILE? | EFFECTIVE DATE (FIRST TRADE) |
|---|---|---|---|---|
| | | | ☐ YES    ☐ NO* | |
| | | | ☐ YES    ☐ NO* | |
| | | | ☐ YES    ☐ NO* | |
| | | | ☐ YES    ☐ NO* | |
| | | | ☐ YES    ☐ NO* | |
| *= a current clearing guarantee is required for all applicable exchanges before a clearing change can be processed | | | | |

_____
Signature of Authorized Officer, Partner or Managing Member


_____
Printed Name


_____
Title


_____
Date

# Account Administrator Request Form

Account Administrations will be able to grant access to tools within the Customer Web Portal including, but not limited to trade data downloads; order lookup; historical market data subscription; latency statistics; logical port request, modify or delete form; physical connection request form; invoices and billing files. An executed version of this Form can be delivered via email to MembershipServices@cboe.com

| GENERAL INFORMATION | |
| --- | --- |
| Member/TPH Full Name: | |

| CONTACT | |
| --- | --- |
| Name: | Email: |
| Title: | Phone: |

Does your firm have an active Account Administrator?  ☐ Yes*  ☐ No

\* = Active Account Administrators have the ability to add/remove/edit Account Administrators or permission other access

| ADD/REMOVE ACCOUNT ADMINISTRATOR(S) | | |
| --- | --- | --- |
| ☐ Add ☐ Remove | Name: | |
| | Phone: | Email: |
| ☐ Add ☐ Remove | Name: | |
| | Phone: | Email: |
| ☐ Add ☐ Remove | Name: | |
| | Phone: | Email: |

_____
Signature of Authorized Officer, Partner or Managing Member


_____
Printed Name


_____
Title


_____
Date

# Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).  A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time.  When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| 78 North Investments ApS | 8/24/2020 | 8/24/2020 | 8/24/2020 | 8/24/2020 | NA | NA | Sponsored Participant | Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161 | 45 88707858 | Proprietary Trading |
| ABN AMRO Clearing Chicago LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 5/13/1985 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 400 Chicago, IL 60604 | 312-604-8000 | Clearing, Transact Business with the Public, Brokerage |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | NA | NA | Member TPH | 12 Broad Street 2nd Floor Red Bank, NJ 07701 | 732-204-8999 | Proprietary Trading |
| Akuna Securities LLC | 9/15/2015 | NA | NA | 8/14/2017 | 2/2/2012 | 2/12/2015 | Member TPH | 333 S Wabash Avenue Suite 2600 Chicago, IL 60604 | 312-994-4640 | Market Maker, Proprietary Trading |
| All Rise Trading LLC | NA | NA | NA | NA | 8/14/2018 | NA | Member TPH | 141 W. Jackson Boulevard Suite 300A Chicago, IL 60604 | 312-483-2147 | Floor Broker |
| Alpha Direct LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | NA | NA | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| Alpha Trading, LP | 10/24/2017 | 10/24/2017 | 10/24/2017 | 10/24/2017 | NA | NA | Member TPH | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpha Trading, LP | 2/22/2019 | 2/22/2019 | 2/22/2019 | 2/22/2019 | NA | NA | Sponsored Participant | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 39 Exchange Place Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| AMS Derivatives B.V. | 8/14/2019 | 9/10/2019 | 9/10/2019 | 8/14/2019 | 12/1/2017 | 6/5/2019 | Member TPH | Strawinskylann 3095 Amsterdam, 1077ZX Netherlands | 31-020-708-7000 | Proprietary Trading |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/6/2012 | 6/6/2012 | Member TPH | One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201 | 214-765-1055 | Clearing, Transact Business with the Public |
| Archipelago Securities LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 312-836-6700 | Limited Routing Facility of ICE affiliated Exchanges |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | NA | NA | Sponsored Participant | 440 9th Avenue 11th Floor New York, NY 10001 | 212-931-9056 | Proprietary Trading |
| ATM Execution LLC dba Cowen Electronic | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business |
| Axos Financial LLC | 10/15/2009 | NA | NA | NA | NA | NA | Member TPH | 1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102 | 402-384-6100 | Clearing Services |
| Barclays Capital Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 9/22/2008 | 10/6/2010 | Member TPH | 745 7th Avenue New York, NY 10019 | 212-526-7000 | Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 42nd Floor New York, NY 10005 | 212-480-1400 | Agency |
| Belvedere Trading LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | 10/16/2018 | 1/3/2005 | 4/4/2011 | Member TPH | 10 S Riverside Plaza Suite 2100 Chicago, IL 60606 | 312-893-3750 | Market Maker, Proprietary Trading |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | NA | NA | Member TPH | One Seaport Plaza 19th Floor New York, NY 10038 | 646-346-7000 | Agency |
| Black Edge Securities LLC | NA | NA | NA | NA | 10/16/2020 | NA | Member TPH | 811 W. Fulton Market Ste. 400 Chicago, IL 60607 | 608-213-4825 | Market Maker |
| Bluefin Capital Management, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | 4/27/2009 | NA | Member TPH | 3 Park Avenue 37th Floor New York, NY 10016 | 212-457-9150 | Market Maker, Proprietary Trading |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | 10/8/2013 | 11/15/2013 | Member TPH | 3 Times Square New York, NY 10036 | 212-885-4000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 1/5/2005 | 10/15/2010 | Member TPH | 787 7th Avenue New York, NY 10019 | 212-841-2000 | Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | NA | NA | Member TPH | 101 Barclay Street New York, NY 10286 | 212-815-4972 | Market Maker |
| Boerboel Capital LLC | 11/17/2017 | 8/27/2019 | 8/27/2019 | 8/27/2019 | 2/1/2017 | NA | Member TPH | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Capital LLC | 1/30/2019 | 1/30/2019 | 1/30/2019 | 1/30/2019 | NA | NA | Sponsored Participant | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Trading LP | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| Boerboel Trading LP | 5/25/2021 | 5/25/2021 | 5/25/2021 | 5/25/2021 | NA | NA | Sponsored Participant | Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104 | 44-203-621-0363 | Proprietary Trading |
| BofA Securities, Inc. | 9/19/2018 | 9/19/2018 | 9/19/2018 | 9/19/2018 | 5/13/2019 | 5/13/2019 | Member TPH | One Bryant Park New York, NY 10036 | 201-671-5685 | Clearing Services, Firm Proprietary Trading, Public Customer Business |
| BOLT-X LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 1/2/2008 | NA | Member TPH | 350 N Orleans Street Suite 2N Chicago, IL 60654 | 312-244-5400 | Order Flow Provider, Transact Business with the Public, Brokerage |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 600 Montgomery Street 6th Floor San Francisco, CA 94111 | 415-248-2200 | Market Maker |
| C&C Trading LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 71 Arch Street 1st Floor Greenwich, CT 06830 | 212-706-1227 | Proprietary Trading |
| Canaccord Genuity LLC | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 535 Madison Avenue New York, NY 10022 | 212-389-8000 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | 300 Madison Avenue 5th Floor New York, NY 10017 | 212-856-3877 | Proprietary Trading |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 110 E 59th Street 4th Floor New York, NY 10022 | 212-938-5000 | Agency, Institutional Trading |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1700 Pacific Avenue Suite 1100 Dallas, TX 75201 | 214-720-0055 | Agency |
| Cardinal Capital Management, LLC | 1/24/2019 | NA | NA | NA | 10/1/2007 | NA | Member TPH | 141 W Jackson Boulevard Suite 2200A Chicago, IL 60604 | 312-477-8400 | Market Maker/Proprietary |
| Casey Securities LLC | NA | NA | NA | 11/11/2021 | 8/3/2020 | NA | Member TPH | One Montgomery Street 2nd Floor San Francisco, CA 94104 | 415-954-5590 | Electronic Execution, Transact Business with the Public |
| Cboe Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 7/26/2019 | 4/18/2018 | Member TPH | 8050 Marshall Drive Suite 120 Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of Cboe affiliated Exchanges |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 60 E 42nd Street Suite 1455 New York, NY 10165 | 212-888-4711 | Market Maker |
| Charles Schwab & Co., Inc. | NA | NA | NA | 4/3/2017 | NA | NA | Member TPH | 211 Main Street San Francisco, CA 94105 | 415-636-7000 | Clearing, Transact Business with the Public |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Chimera Securities, LLC | 11/17/2017 | 11/27/2017 | 11/27/2017 | 11/17/2017 | NA | NA | Sponsored Participant | 27 Union Square West 4th Floor New York, NY 10003 | 646-597-6145 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | 2/14/1973 | NA | Member TPH | 425 Lexington Avenue New York, NY 10017 | 212-856-4000 | Clearing, Transact Business with the Public |
| Citadel Securities LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/17/2002 | 10/7/2010 | Member TPH | 131 S Dearborn Street 32nd Floor Chicago, IL 60603 | 312-395-2100 | Market Maker, Order Flow Provider, Brokerage |
| Citigroup Global Markets Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | 5/2/2011 | 6/3/2019 | Member TPH | 390-388 Greenwich Street New York, NY 10013 | 212-816-6000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | NA | NA | Member TPH | 280 Park Avenue 21st Floor New York, NY 10017 | 212-317-7080 | Public Customer Business |
| Clear Street Markets, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | 6/6/2012 | 3/22/2019 | Member TPH | 55 Broadway Suite 2102 New York, NY 10006 | 646-738-4066 | Market Maker, Proprietary Trading |
| Clear Street, LLC | 3/18/2019 | 8/14/2019 | 8/14/2019 | 8/14/2019 | NA | NA | Member TPH | 55 Broadway Suite 2102 New York, NY 10006 | 646-738-4068 | Public Customer Business, Clearing, Proprietary Trading |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | NA | NA | Member TPH | 17 State Street 38h Floor New York, NY 10004 | 212-531-8500 | Public Customer Business |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | NA | NA | Sponsored Participant | 500 W Monroe Street Suite 2630 Chicago, IL 60661 | 312-320-7897 | Agency |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 2624 Patriot Boulevard Glenview, IL 60026 | 224-521-2700 | ATS |
| Cognitive Capital, LLC | NA | NA | NA | NA | 5/13/2004 | NA | Member TPH | 141 W Jackson Boulevard Suite 1620 Chicago, IL 60604 | 312-431-0400 | Proprietary Trading |
| Comhar Capital Markets, LLC | 2/27/2017 | 12/13/2019 | 12/13/2019 | NA | NA | NA | Member TPH | 311 S Wacker Drive Suite 2280A Chicago, IL 60606 | 872-205-0190 | Proprietary Trading |
| Consolidated Trading, LLC | NA | NA | NA | NA | 1/2/2002 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 599 Lexington Avenue 20th Floor New York, NY 10022 | 646-562-1010 | Market Maker |
| Cowen Prime Services LLC | 3/15/2011 | 3/15/2011 | NA | NA | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business, Proprietary Trading |
| Credit Suisse Securities (USA) LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 8/14/1981 | 10/8/2010 | Member TPH | 11 Madison Avenue New York, NY 10010 | 212-325-2000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Critical Trading, LLC | 7/1/2014 | NA | NA | NA | NA | NA | Member TPH | 120 W 45th Street 15th Floor New York, NY 10036 | 646-918-0529 | Market Maker, Proprietary Trading |
| CTC, LLC | 3/15/2018 | NA | NA | NA | 3/25/1998 | 3/3/2011 | Member TPH | 440 S LaSalle Street 4th Floor Chicago, IL 60605 | 312-863-8000 | Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | 4/5/1999 | 5/4/2021 | Member TPH | 101 Montgomery Street Suite 700 San Francisco, CA 94104 | 415-293-3956 | Market Maker, Proprietary Trading |
| Dash Financial Technologies LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | 5/19/2000 | 9/30/2010 | Member TPH | 311 S Wacker Drive Suite 1000 Chicago, IL 60606 | 312-986-2006 | Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage |
| Deutsche Bank Securities Inc. | 10/15/2008 | 10/11/2010 | 5/21/2010 | 5/21/2010 | NA | NA | Member TPH | 60 Wall Street New York, NY 10005 | 212-250-2500 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| DRW Commodities LLC | 8/6/2020 | 8/6/2020 | 8/6/2020 | 8/6/2020 | NA | NA | Sponsored Participant | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1000 | Proprietary Trading |
| DRW Europe B.V. | 12/14/2020 | 12/14/2020 | 12/14/2020 | 12/14/2020 | NA | NA | Sponsored Participant | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 44-207-031-1369 | Proprietary Trading |
| DRW Execution Services, LLC | 11/19/2019 | 11/19/2019 | 11/19/2019 | 11/19/2019 | NA | NA | Member TPH | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1090 | Proprietary Trading |
| DRW Global Markets Ltd. | 2/22/2019 | 2/22/2019 | 4/8/2019 | 4/8/2019 | NA | NA | Sponsored Participant | 540 W. Madison Suite 2500 Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| DRW Global Markets Ltd. | 12/2/2019 | 12/2/2019 | 12/2/2019 | 12/2/2019 | NA | NA | Sponsored Participant | 540 W. Madison Suite 2500 Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| DRW Investments, LLC | 2/18/2021 | NA | NA | NA | NA | NA | Sponsored Participant | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1223 | Proprietary Trading |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | 11/23/1998 | 1/22/2016 | Member TPH | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1000 | Market Maker, Proprietary Trading |
| DRW Singapore Ltd. | 10/4/2021 | NA | NA | 10/4/2021 | NA | NA | Sponsored Participant | 8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960 | 312-542-1005 | Proprietary Trading |
| DRW Singapore Ltd. | 11/19/2018 | NA | NA | 11/19/2018 | NA | NA | Sponsored Participant | 8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960 | 312-542-1005 | Proprietary Trading |
| DV Equities, LLC | NA | NA | NA | NA | 8/30/2021 | NA | Member TPH | 216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606 | 312-837-0649 | Market Maker, Proprietary Trading |
| Dynamic Technology Lab Pte. Ltd. | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 07-00, 178 Clemenceau Avenue Singapore 239926 | 656-610-4693 | Proprietary Trading |
| E D & F Man Capital Markets Inc. | NA | NA | NA | NA | 3/1/2019 | 6/7/2019 | Member TPH | 140 E. 45th Street 10th Floor New York, NY 10017 | 212-618-2800 | Clearing, Public Customer Business |
| E*TRADE Securities LLC | NA | NA | NA | 6/10/2010 | NA | NA | Member TPH | 11 Times Square 32nd Floor New York, NY 10036 | 646-521-4300 | Public Customer Business |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 660 S Figueroa Street Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Electronic Transaction Clearing, Inc. | 5/7/2021 | 5/7/2021 | 5/7/2021 | 5/7/2021 | NA | NA | Sponsored Participant | 660 S Figueroa Street Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Elequin Securities LLC | 12/28/2021 | NA | NA | NA | 12/27/2021 | NA | Member TPH | 1359 Broadway New York, NY 10018 | 646-475-6430 | Proprietary Trading |
| Evercore Group LLC | NA | NA | 5/10/2017 | NA | NA | NA | Member TPH | 55 E 52nd Street New York, NY 10055 | 212-857-3100 | Public Customer Business |
| FIS Brokerage & Securities Services LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | NA | NA | Member TPH | 2100 Enterprise Avenue Geneva, IL 60134 | 630-482-7100 | Agency |
| Flow Traders U.S. Institutional Trading LLC | NA | NA | 6/1/2016 | NA | NA | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Riskless Principal |
| Flow Traders U.S. LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | NA | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | NA | NA | Member TPH | 175 W Jackson Boulevard Suite 1700 Chicago, IL 60604 | 312-362-0404 | Market Maker |
| Gelber Securities, LLC | NA | NA | NA | NA | 3/19/2021 | NA | Member TPH | 350 N. Orleans Suite 7N Chicago, IL 60654 | 312-408-6659 | Market Maker, Proprietary Trading |
| Geneva Stock, LLC | NA | NA | NA | NA | 4/6/2001 | NA | Member TPH | 440 S LaSalle Street Suite 1711 Chicago, IL 60605 | 312-362-4404 | Market Maker |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | 12/23/2003 | 9/24/2010 | Member TPH | 401 City Avenue Bala Cynwyd, PA 19004 | 610-617-2600 | Floor Broker, Transact Business with the Public, Brokerage |
| Goldman Sachs & Co. LLC | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | 2/21/1973 | 10/8/2010 | Member TPH | 200 West Street New York, NY 10282 | 212-902-1000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Gordon, Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | NA | NA | Member TPH | 441 Lexington Avenue 10th Floor New York, NY 10017 | 212-883-0600 | Agency, Institutional Trading |
| Great Point Capital LLC | 10/27/2020 | 10/27/2020 | 10/27/2020 | 10/27/2020 | NA | NA | Sponsored Participant | 200 W. Jackson Blvd. Suite 1000 Chicago, IL 60606 | 312-356-4401 | Proprietary Trading |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | 11/23/1994 | 9/11/2020 | Member TPH | 425 S Financial Place Suite 3400 Chicago, IL 60605 | 312-347-8864 | Market Maker, Proprietary Trading |
| GTS Securities LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | 11/29/2019 | 2/25/2020 | Member TPH | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807 Nicosia, Cyprus | 704-248-8221 | Proprietary Trading |
| HAP Trading LLC | 10/1/2009 | 11/15/2010 | NA | 6/2/2010 | 3/16/2001 | NA | Member TPH | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Market Maker, Proprietary Trading |
| HAP Trading LLC | 1/8/2020 | 1/8/2020 | 1/8/2020 | 1/8/2020 | NA | NA | Sponsored Participant | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Proprietary Trading |
| Headlands Technologies LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 155 N. Wacker Drive, Suite 1900 Chicago, IL 60606 | 312-601-8649 | Proprietary Trading |
| Hehmeyer, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | NA | NA | Sponsored Participant | 601 S LaSalle Street 2nd Floor Chicago, IL 60605 | 312-327-4112 | Proprietary Trading |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard Suite 1801 Chicago, IL 60604 | 312-789-8764 | Proprietary Trading |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 9 West 57th Street 27th Floor New York, NY 10019 | 212-287-4900 | Proprietary Trading |
| Hilltop Securities Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | 10/1/2010 | NA | Member TPH | 1201 Elm Street Suite 3500 Dallas, TX 75270 | 214-859-1800 | Clearing, Transact Business with the Public |
| HRT Financial LP | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | 1/24/2011 | 1/24/2011 | Member TPH | 3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007 | 212-293-1444 | Proprietary Trading |
| HSBC Securities (USA) Inc. | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | 11/21/2005 | NA | Member TPH | 452 Fifth Avenue New York, NY 10018 | 224-880-7116 | Clearing, Transact Business with the Public |
| IBKR Securities Services LLC | NA | NA | NA | NA | 12/27/1996 | 12/15/2010 | Member TPH | One Pickwick Plaza Suite 200 Greenwich, CT 06830 | 203-618-5800 | Clearing, Market Maker |
| IEX Services LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | NA | NA | Member TPH | 4 World Trade Center 44th Floor New York, NY 10007 | 646-343-2000 | Limited Routing Facility of IEX affiliated Exchanges |
| IMC-Chicago LLC dba IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 7/5/2000 | 9/24/2010 | Member TPH | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| IMC-Chicago LLC dba IMC Financial Markets | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| Industrial and Commercial Bank of China Financial Services LLC | 5/15/2014 | 5/15/2014 | NA | NA | NA | NA | Member TPH | 1633 Broadway 28th Floor New York, NY 10019 | 212-993-7300 | Clearing Services |
| Instinet LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 12/29/2009 | 10/6/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-310-9500 | Clearing, Transact Business with the Public, Brokerage |
| Interactive Brokers Corp. | NA | NA | NA | NA | 4/21/2009 | 10/6/2010 | Member TPH | 8 Greenwich Office Park Greenwich, CT 06831 | 203-618-5700 | Floor Broker, Brokerage |
| Interactive Brokers LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Pickwick Plaza 2nd Floor Greenwich, CT 06830 | 203-618-5710 | Full Service |
| J.P. Morgan Securities LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | 10/29/1985 | 11/18/2010 | Member TPH | 383 Madison Avenue New York, NY 10179 | 212-272-2000 | Clearing, Transact Business with the Public |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | 9/4/2012 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker, Proprietary Trading |
| Jane Street Execution Services LLC | 1/24/2019 | 1/24/2019 | 1/24/2019 | 1/24/2019 | NA | NA | Member TPH | 250 Vesey Street 6th Floor New York, NY 10281 | 646-759-6381 | Proprietary Trading |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | 11/9/2018 | 5/2/2005 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 520 Madison Avenue New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | 7/9/2012 | 7/18/2012 | Member TPH | 520 Madison Avenue New York, NY 10022 | 212-284-2300 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 140 E 45th Street 27th Floor New York, NY 10017 | 212-885-6300 | Agency |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | NA | NA | Sponsored Participant | 240 E 35th Street #3A New York, NY 10016 | 646-360-0595 | Proprietary Trading |
| Juliet Labs, LLC | 9/20/2017 | 9/20/2017 | 9/20/2017 | 9/20/2017 | NA | NA | Sponsored Participant | 1 Northside Piers Suite 14H Brooklyn, NY 11249 | 646-360-0595 | Proprietary Trading |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/2/2012 | NA | Member TPH | 600 W Chicago Avenue Suite 825 Chicago, IL 60654 | 312-205-8900 | Market Maker, Proprietary Trading |
| Keefe, Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | NA | NA | Member TPH | 787 7th Avenue New York, NY 10019 | 212-887-7777 | Agency |
| Lakeshore Securities, LP | NA | NA | NA | NA | 1/24/1983 | NA | Member TPH | 401 S LaSalle Street Suite 1000 Chicago, IL 60605 | 312-663-1307 | Clearing, Floor Broker, Market Maker, Transact Business with the Public |
| Lamberson Capital LLC | NA | NA | NA | NA | 3/23/2016 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Lampost Capital LC | NA | NA | NA | 1/19/2021 | NA | NA | Member TPH | 1900 Glades Road Suite 205 Boca Raton, FL 33431 | 561-883-0454 | Wholesale Execution |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Latour Trading LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 4/8/2011 | NA | Member TPH | 377 Broadway 10th Floor New York, NY 10013 | 917-388-8000 | Proprietary Trading |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 1/9/2001 | 9/24/2010 | Member TPH | 1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006 | 212-509-2300 | Clearing, Transact Business with the Public |
| Lightspeed Financial Services Group LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1001 Avenue of the Americas 16th Floor New York, NY 10018 | 212-824-5000 | Transact Business with the Public |
| Macquarie Capital (USA) Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 125 W 55th Street Level 22 New York, NY 10019 | 212-231-1000 | Agency |
| Marathon Trading Group LLC | 2/13/2015 | NA | NA | NA | 1/30/2013 | NA | Member TPH | 100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087 | 610-254-4890 | Market Maker, Proprietary Trading |
| Matrix Executions, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | 2/1/2008 | 10/26/2010 | Member TPH | 601 S LaSalle Street Suite 300 Chicago, IL 60605 | 312-334-8000 | Transact Business with the Public, Brokerage |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | 4/8/1985 | 9/24/2010 | Member TPH | One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036 | 646-743-1295 | Clearing, Brokerage, Transact Business with the Public |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | 4/25/1973 | NA | Member TPH | One Bryant Park New York, NY 10036 | 800-637-7455 | Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading |
| Mint Global Markets, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1717 Route 6 Suite 102 Carmel, NY 10512 | 800-874-3039 | Agency |
| Mizuho Securities USA, LLC | 6/1/2010 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 320 Park Avenue 12th Floor New York, NY 10022 | 212-209-9300 | Agency |
| Morgan Stanley & Co. LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 8/20/1980 | 9/24/2010 | Member TPH | 1585 Broadway New York, NY 10036 | 212-761-4000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Nasdaq Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza 165 Broadway New York, NY 10006 | 212-231-5100 | Limited Routing Facility of Nasdaq affiliated Exchanges |
| National Financial Services LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | 10/8/1987 | 4/16/2012 | Member TPH | 200 Seaport Boulevard Boston, MA 02210 | 617-563-7000 | Clearing, Floor Broker, Transact Business with the Public |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | One Union Square 600 University Street, Suite 2900 Seattle, WA 98101 | 206-622-7200 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 445 Park Avenue New York, NY 10022 | 212-371-8300 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/1/2009 | 11/16/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-667-9000 | Clearing, Transact Business with the Public, Proprietary Trading |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | 9/27/2017 | NA | Member TPH | 314 W Superior Suite 200 Chicago, IL 60654 | 312-260-3031 | Market Maker |
| Old Mission Markets LLC | NA | NA | 12/13/2019 | NA | NA | NA | Member TPH | 314 W Superior Suite 200 Chicago, IL 60654 | 312-260-3044 | Public Customer Business |
| Olivetree Financial, LLC | NA | NA | 9/1/2016 | NA | NA | NA | Member TPH | 420 Lexington Avenue Suite 800 New York, NY 10170 | 646-930-6600 | Agency |
| Oppenheimer & Co. Inc. | NA | NA | NA | NA | 5/17/1973 | NA | Member TPH | 85 Broad Street 22nd, 24th Floors New York, NY 10004 | 212-668-8000 | Clearing, Transact Business with the Public |
| Optiver US, LLC | 6/15/2009 | NA | NA | 5/30/2018 | 6/1/2005 | 9/24/2010 | Member TPH | 130 E Randolph Street 14th Floor Chicago, IL 60601 | 312-821-9500 | Market Maker |
| Oscar Gruss & Son Incorporated | 8/7/2017 | NA | NA | NA | NA | NA | Member TPH | 430 Park Avenue 6th Floor New York, NY 10022 | 212-419-4000 | Agency |
| Parkside Securities, Inc. | NA | NA | NA | 3/22/2021 | NA | NA | Member TPH | 1948 Everidge Ct. Walnut Creek, CA 94597 | 312-286-6621 | Proprietary Trading Public Customer Business |
| PEAK6 Capital Management LLC | 8/1/2014 | NA | NA | 2/1/2016 | 12/2/1997 | NA | Member TPH | 141 W Jackson Boulevard Suite 500 Chicago, IL 60604 | 312-444-8000 | Proprietary Trading |
| Pershing LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | 2/21/1973 | 9/28/2010 | Member TPH | One Pershing Plaza Jersey City, NJ 07399 | 201-413-2000 | Clearing, Transact Business with the Public |
| Phillip Capital Inc. | NA | NA | NA | 11/27/2017 | NA | NA | Member TPH | 141 W Jackson Boulevard Suite 3050 Chicago, IL 60604 | 312-356-9001 | Clearing Services |
| Pictet Overseas Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5 | 514-288-8161 | Agency |
| Piper Sandler & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 800 Nicollet Mall Minneapolis, MN 55402 | 612-303-6000 | Market Maker |
| Prime Capital Markets LLC | NA | NA | NA | NA | 4/15/2021 | NA | Member TPH | 111 W Jackson Boulevard Suite 1310 Chicago, IL 60604 | 312-986-7430 | Proprietary Trading |
| Princeton Alpha Management, LP | 12/1/2015 | 12/1/2015 | 12/1/2015 | 12/1/2015 | NA | NA | Sponsored Participant | 61 Princeton Hightstown Road West Windsor, NJ 08550 | 609-269-9212 | Agency |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | NA | NA | Member TPH | 287 Bowman Avenue 3rd Floor Purchase, NY 10577 | 212-269-4100 | Market Maker, Proprietary Trading |
| Pundion LLC | 2/27/2017 | 2/27/2017 | 2/27/2017 | 2/27/2017 | NA | NA | Member TPH | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Pundion LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Quantbot Technologies LP | 3/27/2018 | 3/27/2018 | 3/27/2018 | 3/27/2018 | NA | NA | Sponsored Participant | 369 Lexington Avenue New York, NY 10017 | 212-622-6510 | Proprietary Trading |
| Quantlab Brokerage, LLC | 12/9/2019 | 12/9/2019 | 12/9/2019 | 12/9/2019 | NA | NA | Member TPH | 3 Greenway Plaza Suite 200 Houston, TX 77046 | 713-333-3704 | Public Customer Business |
| Quiet Light Securities, LLC | NA | NA | NA | NA | 5/1/2001 | NA | Member TPH | 141 W Jackson Boulevard Suite 2020A Chicago, IL 60604 | 312-431-0573 | Market Maker, Proprietary Trading |
| Rackson Asset Management, LLC | 10/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 2000 Broadway Suite 22C New York, NY 10023 | 212-724-2567 | Proprietary Trading |
| Radix Trading LLC | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 773-377-8080 | Research Firm |
| Rainier Investment Management, Inc. | 1/4/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 601 Union Street Suite 2801 Seattle, WA 98101 | 206-518-6658 | Hedge Fund |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | 11/24/1993 | 10/19/2010 | Member TPH | 3 World Financial Center 200 Vesey Street New York, NY 10281 | 212-858-7000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Robert W. Baird & Co. Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 777 E Wisconsin Avenue Milwaukee, WI 53202 | 414-765-3500 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Rosenblatt Securities Inc. | 8/18/2008 | 10/6/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 59th Floor New York, NY 10005 | 212-607-3100 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 888 San Clemente Suite 400 Newport Beach, CA 92660 | 949-720-5700 | Market Maker |
| RQD* Clearing, LLC | 6/15/2011 | NA | NA | 10/1/2015 | 4/12/2005 | 9/24/2010 | Member TPH | 111 W Jackson Boulevard 20th Floor Chicago, IL 60604 | 312-692-5000 | Clearing, Brokerage |
| SAC Capital Advisors, LP | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 72 Cummings Point Road Stamford, CT 06902 | 203-890-2275 | Hedge Fund |
| Safra Securities LLC | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 546 5th Avenue New York, NY 10036 | 212-704-5500 | Market Maker |
| SageTrader, LLC | 3/1/2016 | 6/5/2017 | 6/5/2017 | 6/1/2016 | NA | NA | Member TPH | 340 Pine Street Suite 501 San Francisco, CA 94104 | 415-293-3894 | Public Customer Business |
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-3000 | Agency, Institutional Trading |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | 8/13/2013 | NA | Member TPH | 1345 Avenue of the Americas New York, NY 10105 | 212-969-1000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Santander Investment Securities Inc. | 4/15/2009 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 45 E 53rd Street New York, NY 10022 | 212-350-3500 | Institutional Trading |
| Scientech Master Fund, Ltd. | 4/21/2021 | 4/21/2021 | 4/21/2021 | 4/21/2021 | NA | NA | Sponsored Participant | 101 Hudson Street Suite 2177 Jersey City, NJ 07302 | 201-253-5141 | Proprietary Trading |
| Score Priority Corp | 8/18/2020 | 8/18/2020 | 8/18/2020 | 8/18/2020 | NA | NA | Member TPH | 1 Penn Plaza, 16th Floor New York, NY 10119 | 310-947-9044 | Public Customer Business |
| Scotia Capital (USA) Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 250 Vesey Street New York, NY 10281 | 212-225-6500 | Institutional Trading |
| Sea Otter Securities Group LLC | 10/9/2018 | 10/9/2018 | NA | 10/9/2018 | NA | NA | Sponsored Participant | 107 Grand Street 7th Floor New York, NY 10013 | 646-762-9972 | Proprietary Trading |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | 4/23/2004 | 1/2/2015 | Member TPH | 245 Park Avenue New York, NY 10167 | 212-278-6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | 4/13/2017 | 8/12/2010 | 3/1/2017 | Member TPH | 230 S LaSalle Street Suite 4-100 Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| SMBC Nikko Securities America, Inc. | 8/7/2017 | 8/7/2017 | 8/7/2017 | 8/7/2017 | NA | NA | Member TPH | 277 Park Avenue 5th Floor New York, NY 10172 | 212-224-5039 | Institutional Trading |
| SogoTrade, Inc. | NA | NA | NA | 6/19/2017 | NA | NA | Member TPH | 11 Broadway Suite 514 New York, NY 10004 | 646-885-6486 | Public Customer Business |
| Southern Trust Securities Inc. | 2/19/2020 | 2/19/2020 | 2/19/2020 | 2/19/2020 | NA | NA | Member TPH | 2307 Douglas Road, Suite 301 Miami, FL 33145 | 631-804-0396 | Public Customer Business |
| Squarepoint Ops LLC | 6/12/2020 | 6/12/2020 | 6/12/2020 | 6/12/2020 | NA | NA | Sponsored Participant | 250 W 55th Street 32nd Floor New York, NY 10019 | 646-868-1508 | Proprietary Trading |
| SRT Securities LLC | NA | 5/18/2020 | NA | NA | 10/27/1995 | 9/24/2010 | Member TPH | 666 5th Avenue 14th Floor New York, NY 10103 | 212-841-4567 | Floor Broker, Transact Business with the Public, Brokerage |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 501 N Broadway St. Louis, MO 63102 | 314-342-2000 | Agency |
| Sumo Capital, LLC | 7/15/2013 | NA | NA | 10/15/2015 | 3/3/2008 | NA | Member TPH | 440 S LaSalle Street Suite 2101 Chicago, IL 60605 | 312-324-0326 | Market Maker, Proprietary Trading |
| SumRidge Partners, LLC | NA | NA | NA | 12/27/2017 | NA | NA | Member TPH | 111 Town Square Place Suite 320 Jersey City, NJ 07310 | 201-898-2520 | Proprietary Trading |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 800-825-9550 | Agency, Institutional Trading |
| Susquehanna Investment Group | NA | NA | NA | NA | 5/1/1987 | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker |
| Susquehanna Securities, LLC | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | 4/4/1994 | 9/24/2010 | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker, Proprietary Trading |
| SVB Leerink LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Federal Street 37th Floor Boston, MA 02110 | 617-918-4900 | Agency |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | NA | NA | Member TPH | 200 S 108th Avenue Omaha, NE 68154 | 800-669-3900 | Public Customer Business, Clearing Services |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | NA | NA | Member TPH | 555 5th Avenue 7th Floor New York, NY 10017 | 212-973-9700 | Public Customer Business |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | 7/1/2011 | 1/6/2015 | 1/6/2015 | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 610-971-5000 | Proprietary Trading |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary Trading |
| Themis Trading LLC | 8/18/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 10 Town Square Suite 100 Chatham, NJ 07928 | 973-665-9600 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | NA | NA | Sponsored Participant | 2210 Encintas Boulevard Suite I Encintas, CA 92024 | 760-452-2451 | Proprietary Trading |
| TJM Investments, LLC | NA | NA | NA | NA | 3/11/2013 | NA | Member TPH | 318 W Adams Street 9th Floor Chicago, IL 60606 | 312-432-5100 | Floor Broker, Transact Business with the Public |
| TOR Brokerage LLC | 8/23/2021 | 8/23/2021 | 8/23/2021 | 8/23/2021 | NA | NA | Member TPH | 9019 Old River Road North Bergen, NJ 07047 | 201-941-0002 | ATS |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116 | 816-285-6400 | Proprietary Trading |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | NA | NA | Member TPH | 8050 SW 10th Street Suite 2000 Plantation, FL 33324 | 954-652-7900 | Market Maker |
| TradeZero America Inc. | NA | NA | NA | 9/14/2021 | NA | NA | Member TPH | 68 34th Street, #B513 Brooklyn, NY 11232 | 718-7409-4925 | Public Customer Business |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 377 Broadway 11th Floor New York, NY 10013 | 646-472-1792 | Proprietary Trading |
| TRC Markets LLC | 4/13/2017 | 4/13/2017 | 4/13/2017 | 4/13/2017 | NA | NA | Member TPH | 710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464 | 917-388-8644 | Agency |
| Tudor, Pickering, Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | NA | NA | Member TPH | 1111 Bagby Suite 4900 Houston, TX 77002 | 713-333-7100 | Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary Trading |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | 9/15/2017 | 7/18/2018 | Member TPH | 100 Avenue of the Americas 19th Floor New York, NY 10013 | 212-625-5700 | Market Maker, Broker |
| UBS Financial Services Inc. | NA | NA | NA | NA | 12/11/1972 | NA | Member TPH | 1200 Harbor Boulevard Weehawken, NJ 07086 | 201-352-3000 | Clearing, Transact Business with the Public |
| UBS Securities LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | 10/1/1998 | 10/8/2010 | Member TPH | 1285 Avenue of the Americas New York, NY 10019 | 203-719-3000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Ultraviolet Securities LLC | 6/17/2019 | 6/17/2019 | 6/17/2019 | 6/17/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ultraviolet Securities LLC | 10/24/2019 | 10/24/2019 | 10/24/2019 | 10/24/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | NA | NA | Member TPH | 275 Grove Street Suite 2-400 Newton, MA 02466 | 617-340-3041 | Public Customer Business, Proprietary Trading |
| Velocity Capital, LLC | NA | NA | NA | NA | 11/5/2021 | NA | Member TPH | 100 Wall Street Suite 502 New York, NY 10005 | 646-568-2855 | Clearing, Proprietary Trading |
| Velocity Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | NA | NA | Member TPH | 70 Hudson Street Hoboken, NJ 07030 | 201-706-7157 | Clearing Services |
| Velox Clearing LLC | 9/5/2019 | 9/5/2019 | 9/5/2019 | 9/5/2019 | NA | NA | Member TPH | 2400 E. Katella Ave Suite 725 Anaheim, CA 92806 | 949-352-4694 | Clearing Services |
| Verition Fund Management LLC | 10/21/2019 | 10/21/2019 | 10/21/2019 | 10/21/2019 | NA | NA | Sponsored Participant | 1 American Lane Greenwich, CT 06831 | 203-742-7711 | Proprietary Trading |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Americas LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | 9/18/2009 | 3/17/2011 | Member TPH | 300 Vesey Street New York, NY 10282 | 646-682--6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Vision Financial Markets LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | 12/11/2006 | NA | Member TPH | 120 Long Ridge Road 3 North Stamford, CT 06902 | 203-388-2700 | Clearing, Transact Business with the Public |
| Volant Liquidity, LLC | 4/15/2011 | NA | NA | 5/27/2010 | 2/1/2010 | 3/23/2011 | Member TPH | 250 Vesey Street Suite 2601 New York, NY 10281 | 646-804-7900 | Market Maker, Order Flow Provider, Brokerage |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | NA | NA | Member TPH | 17 Battery Place 11th Floor New York, NY 10004 | 212-709-9400 | Agency |
| Walleye Trading LLC | 12/1/2008 | 11/12/2010 | NA | 4/17/2018 | 6/1/2006 | 7/12/2021 | Member TPH | 2800 Niagara Lane North Plymouth, MN 55447 | 952-345-6623 | Proprietary Trading, Market Maker |
| Webull Financial LLC | NA | NA | NA | 3/1/2021 | NA | NA | Member TPH | 44 Wall Street, Suite 501 New York, NY 10005 | 917-725-2408 | Public Customer Business |
| Wedbush Securities Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | 2/23/2012 | 3/8/2012 | Member TPH | 1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017 | 213-688-8090 | Clearing |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | 11/14/2016 | NA | Member TPH | One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103 | 314-875-3000 | Clearing, Transact Business with the Public |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | 4/1/2014 | 4/1/2014 | Member TPH | 550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202 | 704-410-1913 | Clearing, Proprietary Trading |
| Wolverine Execution Services, LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | 3/1/2006 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Clearing, Floor Broker, Transact Business with the Public, Brokerage |
| Wolverine Trading, LLC | 10/3/2011 | NA | NA | 10/1/2015 | 7/12/1994 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker, Proprietary Trading |
| X-Change Financial Access, LLC | NA | NA | NA | NA | 5/1/2003 | NA | Member TPH | 440 S LaSalle Street Suite 2900 Chicago, IL 60605 | 312-235-0320 | Clearing, Floor Broker, Transact Business with the Public |
| XR Securities LLC | 1/15/2009 | 11/15/2010 | 5/10/2012 | 5/10/2012 | 11/30/2007 | 1/25/2021 | Member TPH | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4712 | Market Maker, Proprietary Trading |
| XR Securities LLC | 10/10/2019 | 10/10/2019 | 10/10/2019 | 10/10/2019 | NA | NA | Sponsored Participant | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4712 | Market Maker, Proprietary Trading |
| XTX Markets LLC | 8/18/2020 | 8/18/2020 | 8/18/2020 | 8/18/2020 | NA | NA | Sponsored Participant | 10 Hudson Yards 40th Floor New York, NY 10001 | 212-660-9930 | Proprietary Trading |